SI 19011371 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2018 (MM/DD/YY) AND ENDING 6/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1964 Global, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Murray Street, No. 8
(No. and Street)

New York (City) NY (State) 10007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith Butler (212) 528-0852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

Securities and Exchange Commission
Trading and Markets
AUG 30 2019
RECEIVED

SEC Mail Processing
AUG 30 2019
Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS ✓

1964 GLOBAL, LLC
Financial Statements
For the Year Ended
June 30, 2019
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
1964 Global, LLC, f.k.a. BCS Placements, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 1964 Global, LLC, f.k.a. BCS Placements, LLC (the "Company") as of June 30, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

August 28, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

1964 Global, LLC
(formerly known as BCS Placements, LLC)
Statement of Financial Condition
June 30, 2019

ASSETS

Cash and cash equivalents	$	28,255
Securities owned		24,106
Property and equipment, net of accumulated depreciation of $270,521		158,191
Due from related party		26,967
Prepaid expenses		350
Other assets		39,600
TOTAL ASSETS	$	277,469

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	24,944
Due to Member	$	6,516
Total Liabilities		31,460
Member's Equity		246,009
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	277,469

See notes to financial statements.

1964 Global, LLC
(formerly known as BCS Placements, LLC)
Statement of Operations
Year Ended June 30, 2019

Revenue	
Private placement fees	$ 454,014
Gain on securities owned	6,220
Interest income	104
TOTAL REVENUES	460,338
Expenses	
Professional fees	27,500
Communications	713
Occupancy and equipment	43,468
Interest expense	3,126
Other operating expenses	52,797
TOTAL EXPENSES	127,604
NET INCOME	$ 332,734

See notes to financial statements.

1964 Global, LLC
(formerly known as BCS Placements, LLC)
Statement of Changes in Member's Equity
Year Ended June 30, 2019

Balance at June 30, 2018	$ 250,547
Contributions from Member	62,728
Distribution to Member	(400,000)
Net income	332,734
Balance at June 30, 2019	$ 246,009

See notes to financial statements.

1964 Global, LLC
(formerly known as BCS Placements, LLC)
Statement of Cash Flows
Year Ended June 30, 2019

Cash flows from operating activities:	
Net income	$ 332,734
Items which do not affect cash:	
Unrealized gain on securities owned	(6,220)
Depreciation expense	18,212
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities	
Increase in due from related party	(23,075)
Increase in due to Member	6,516
Decrease in prepaid expenses	220
Increase in accounts payable and accrued expenses	7,461
Net cash provided by operating activities	335,848
Cash flows from financing activities:	
Contributions from member	62,728
Distributions to member	(400,000)
Net cash used by financing activities	(337,272)
Net decrease in cash	(1,424)
Cash and cash equivalents at beginning of year	29,679
Cash and cash equivalents at end of year	$ 28,255
Supplemental Disclosures of Cash Flow Information:	
Cash paid for interest	$ 3,126

See notes to financial statements.

1964 Global, LLC
(formerly known as BCS Placements, LLC)
NOTES TO FINANCIAL STATEMENTS
June 30, 2019

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: 1964 Global, LLC (formerly known as BCS Placements, LLC.) (the "Company") is a broker-dealer that focuses on consulting and raising private equity from institutional investors. The Company is organized as a limited liability company in the state of Florida. The Company's operations are located in New York, New York. It is approved as a securities broker by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company, the member's liability is limited to his investment.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The company maintains its bank account in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Office Furniture, Equipment and Leasehold Improvements: Office furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a single-member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition: Fees are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective July 1, 2018.

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes private placement fee revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with this standard.

Application of the standard in the current year using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Accounting Policies and Use of Estimates: The Company maintains its accounting records on an accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Owned: Securities owned consist of investment in a publicly traded common stock that is valued at market value. The resulting difference between cost and market (or fair value) is included in the statement of operations. Proprietary securities transactions are reported on the trade date.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

1964 Global, LLC
(formerly known as BCS Placements, LLC)
NOTES TO FINANCIAL STATEMENTS
June 30, 2019

NOTE B - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule l5c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2019, the Company had net capital of $16,349, which was $11,349 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 1.92 to 1.0.

NOTE C- FAIR VALUE MEASUREMENTS

The Company's investment in common stock is carried at fair value based on quoted market sources.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2019.

	Fair Value Measurements June 30, 2019	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Common stock	$ 24,106	$ 24,106	$0	$0

1964 Global, LLC
(formerly known as BCS Placements, LLC)
NOTES TO FINANCIAL STATEMENTS
June 30, 2019

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Leasehold improvements	$ 359,864
Office equipment	38,787
Furniture and fixtures	30,061
	428,712
Less accumulated depreciation	(270,521)
Net property and equipment	$ 158,191

NOTE E - RELATED PARTY TRANSACTIONS

The Company utilizes office space that is owned by its sole member pursuant to a month-to-month arrangement. During the year ended June 30, 2019, the Company paid approximately $25,256 to or on behalf of the sole member for use of this space. The leasehold improvements included in property and equipment are in the member-owned office space that is occupied by the Company.

The due from related party at June 30, 2019 represents advances to an entity owned by the Company's member. The advances are non-interest bearing and due on demand.

NOTE F - OTHER ASSETS

Other assets consist of various pieces of collectible art that are recorded at cost. No depreciation has been recorded due to the lack of determinable economic life. The cost of this art at June 30, 2019 was $39,600.

NOTE G – CONCENTRATIONS

During fiscal year 2019, the Company had one customer that accounted for all of private placement revenue.

NOTE H – CONTINGENCY

The Company is subject to arbitrations and litigation in the normal course of business. The Company and its Member are subject to a complaint from a former customer seeking to bar the Company from pursuing collection action related to fees the Company alleges that it earned in prior years. The Member believes that the cost to settle this matter will not have a significant adverse effect on the Company's financial position.

SUPPLEMENTAL INFORMATION

Schedule I

1964 Global, LLC
(formerly known as BCS Placements, LLC)
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2019

Computation of Net Capital

Total member's equity qualified for net capital	$ 246,009
Non-allowable assets:	
Office furniture and equipment	158,191
Other assets and prepaid expenses	39,950
Due from related party	26,967
Total non-allowable assets	225,108
Net capital before haircuts	20,901
Less haircuts on securities positions	$ (4,552)
Net capital	$ 16,349
Aggregate indebtedness	$ 31,460
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess Net Capital	$ 11,349
Ratio of aggregate indebtedness to net capital	1.92 to 1

Reconciliation of Computation of Net Capital

There is no significant difference between net capital above and net capital as reported on Part IIA of Form X-17a-5 as of June 30, 2019.

1964 GLOBAL, LLC
(formerly known as BCS Placements, LLC.)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 30, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 30, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
1964 Global, LLC, f.k.a. BCS Placements, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) 1964 Global, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which 1964 Global, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) 1964 Global, LLC stated that 1964 Global, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. 1964 Global, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 1964 Global, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

August 28, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

1964 Global, LLC
71 Murray St. 8th Floor New York, NY 10007
NASD Member Firm

Keith E. Butler
President

212.528.0859
kb@1964.global

Broker Dealer Annual Exemptions Report

1964 Global, LLC claims exemptions from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

1964 Global, LLC met the aforementioned exemption provisions throughout the most recent year ended June 30, 2019 without exception.

Sincerely,

Keith Butler
August 27, 2019